December 4, 2007

Update on OMV's Declaration of Intent

On September 25, 2007, OMV announced that it was in a position to offer MOL's shareholders HUF 32,000 per share in cash, representing a 43.6% premium to MOL's unaffected share price of HUF 22,290 on May 21, 2007, and a 29.1% premium to yesterday's closing price. The Declaration identified that OMV would be prepared to make an offer once the two impediments to achieve voting control of MOL have been removed, namely the state-imposed 10% voting limitation and the cancellation of shares under management control. This announcement provides an update on OMV's position regarding the developments since the Declaration of Intent, including feedback from shareholders, and the next steps that OMV intends to take.

In summary:

- OMV is encouraged by the strong reception received from both OMV and MOL shareholders for the industrial logic and strategic rationale for a combination of the two companies. In the context of the ongoing consolidation within the industry in Central Eastern Europe, OMV intends to proceed in taking the necessary steps to remove the impediments to the transaction;
- OMV notes that the European Commission has sent a letter of formal notice to the Hungarian Government regarding Lex MOL and certain other restrictions of free movement of capital and the right of establishment;
- OMV believes that MOL should make absolutely transparent the arrangements around all shares bought using the Company's resources, and that such treasury and quasi treasury shares should carry no votes with all economic rights attached to them to accrue to MOL and its real shareholders;
- Based on the limited data available, OMV is not convinced by the strategic rationale and value creation of MOL's recently announced transactions. OMV feels that its proposal represents greater value to MOL's shareholders than MOL's independent value proposition;
- OMV shall continue endeavours to engage with MOL's management regarding the intention to make an offer for MOL, including concerns regarding the corporate governance of the Company. If OMV is unable to achieve satisfaction through an open dialogue, OMV is prepared to initiate an EGM to enable all of MOL's shareholders to exercise their rights as owners of the Company;
- OMV has in addition begun litigation proceedings against MOL to reserve OMV's rights on certain matters.

Wolfgang Ruttenstorfer, CEO of OMV, said on behalf of the OMV Executive Board: "We have been encouraged by the response to our Declaration of Intent. The financial benefits of the offer we would be prepared to make and the strategic rationale have received a strong reception from both OMV shareholders and the shareholders of MOL.

The overwhelming majority of those shareholders of MOL we have spoken to share our concern regarding the fiduciary duties of MOL's Board of directors owed to shareholders. Therefore we are again requesting that MOL's Board of Directors exercise their fiduciary duties to all shareholders by removing the impediments to an offer being made, allowing OMV to present a formal offer which can be decided upon by the shareholders. Failing that, we are prepared to initiate an EGM to provide an open and public forum for shareholders to discuss OMV's proposals with the Board of MOL."

Shareholders see industrial logic and strategic rationale for a combination of OMV and MOL

OMV has engaged with a number of significant shareholders in both OMV and MOL to discuss the Declaration of Intent and to determine their view on OMV's ongoing actions. To date, OMV has received strong support from the majority of both OMV and MOL shareholders to which it has spoken for the industrial logic and strategic rationale for a combination of the two companies, as well as for the removal of the two impediments specified in the Declaration of Intent.

In the context of the ongoing consolidation within the industry in Central Eastern Europe, OMV reiterates its belief in the value that could be created from the combination, taking into account any remedies which may be required by the European Commission. OMV continues to have an intensive dialogue with the Commission as part of a confidential guidance process on anti-trust matters and will update the market on any material progress as and when appropriate.

European Commission infringement proceedings

OMV has closely monitored the drafting and passing of Lex MOL by the Hungarian legislature. OMV noted the European Commission's letter of formal notice to the Hungarian Government concerning Lex MOL, in particular that they consider that it tends to restrict the free movement of capital and right of establishment especially in combination with some types of special rights in certain privatized companies. OMV also understands that the European Commission continues to investigate the "Golden Share" arrangements of the Hungarian State, including the preference share it holds in MOL. Furthermore, OMV is of the opinion that the state imposed 10% restriction on voting rights contained in MOL's Articles of Association also constitutes an unjustified restriction on the free movement of capital within the European Union.

Actions by the Commission, coupled with the fiduciary duty of MOL's Board to act in the best interest of the Company, reinforce OMV's belief that the impediments will be removed and that achieving a combination with MOL is possible.

MOL shareholder dissatisfaction regarding treasury share position

In discussions with MOL's shareholders, OMV has also consistently registered opposition to MOL's use of company funds to repurchase shares and, through various financial structures, place them with institutions which are believed to be close to MOL's management. Notwithstanding the authorisation granted to MOL's Board of Directors from April 26, 2007, to acquire treasury shares up to 10% of the registered share capital, like OMV, many are concerned that MOL's management is trying to take away the ultimate control of the Company

from its own shareholders. Although OMV has asked for clarification of the arrangements that have been put in place with OTP, MFB Invest, Magnolia and BNP, MOL's management has refused to answer the legitimate questions to date. OMV feels it is highly important for all shareholders to have full transparency around MOL's treasury share position and requests that MOL's Board observes the following basic standards of good corporate governance and operates within the frameworks of all relevant regulatory and legal requirements:

1. Shares purchased by the issuer directly as well as shares purchased by third parties acting on the issuer's behalf ('quasi-treasury shares') must be treated in all respects as treasury shares in accordance with the spirit and wording of the relevant Hungarian and European legislation. As such, they should carry no votes and all economic rights such as dividends should accrue to MOL and its shareholders.

2. All shareholders must be treated equally: Structures that allocate the voting rights of repurchased shares to specific institutions or trusts are unacceptable and should be unwound immediately.

3. Board Members should formally declare potential conflicts of interest that may arise as a result of their positions in other institutions that are counterparties to MOL with regard to transactions in MOL's treasury shares and should make transparent the true nature and content of such arrangements.

OMV as a major shareholder of MOL

Notwithstanding OMV's desire to launch a full tender offer for MOL, OMV remains keen to hold MOL's management and Board to account for the ongoing development of the Company. OMV has reviewed the plans for MOL as an independent entity and remains convinced that MOL's value proposition lies well below the intended offer of HUF 32,000 per share. The current share price shows that the market also seems unconvinced by MOL's independent proposition. Furthermore, OMV has studied the strategic and financial impact of the recent transactions announced by MOL, such as the acquisition of IES, and the proposed deal with CEZ whereby CEZ would purchase a stake in MOL of up to 10%. Based on the limited data available OMV is not convinced that such transactions create value for MOL's shareholders, but rather create further impediments to MOL's shareholders realizing full value for their investment in the Company. It concerns OMV that MOL's management may pursue value destructive transactions in order to frustrate a take-over and may disregard the wishes of the majority of MOL's shareholders.

OMV is prepared to initiate an EGM

OMV continues to seek a dialogue with the Board of MOL and wishes to directly engage with MOL's Board on the matters outlined above. If all efforts are not successful, OMV is prepared to exercise the right, as enshrined in the Hungarian Companies Act, to request management to call an Extraordinary General Meeting ('EGM'). At such an EGM all shareholders (other than the shareholders whose shares are disenfranchised on the basis of the rules applying to treasury shares and quasi-treasury shares) will have the right under Hungarian law to voice their opinion regarding the observance of the above governance standards by MOL's Board, and to ensure that MOL's Board aligns its actions with the will of the majority of MOL's shareholders.

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OMV started litigation against MOL

Finally, OMV has begun a process of litigation against MOL in the Hungarian courts based on three elements of its Articles of Association which in OMV's option violate Hungarian laws: (i) the maintenance of the B share ("Golden Share") held by the Hungarian State which has a veto right regarding the removal of the 10% voting cap provided for in MOL's Articles of Association; (ii) the discriminatory nature of the cap of 10% on voting power which does not apply to the Hungarian State; and (iii) the constraint of removing only a limited number of Board members at any one time. This litigation process has been initiated to reserve the rights which would otherwise expire towards the end of the year.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

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